United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: June 4, 2025		Director of Investor Relations

Institutional Presentation

Investor Relations

May, 2025



VALE

About Vale

Iron Ore Solutions

Energy Transition Metals

Our Strategy

Capital Allocation

ESG


VALE
About Vale
Iron Ore Solutions
Energy Transition Metals
Our Strategy
Capital Allocation
ESG

VALE

We are one of the leading
Iron ore, Nickel and Copper producers globally









#2 in **iron ore production**
~20% of seaborne market

Largest iron ore pellet producer

#6 in nickel production

#11 in copper reserves
~20 Bt

Note: As of 2024.

Vale at a glance

2024 Production

328Mt
Iron ore

37Mt
Pellets

348kt
Copper

160kt
Nickel

US$ 38.1 bn
Net operating revenue in 2024

Expanded net debt of
US$ 18.2 bn
as of March 31, 2025

100% of **electricity** consumed in Brazil from **renewable sources**

US$ 15.4 bn
Proforma EBITDA in 2024

US$ 6.0 bn
CAPEX in 2024

Industry leader in
TRIFR (1.1)
in 2024

Key Markets – by revenue
(2024)


Middle East
Rest of the world
North America
South America
China
Europe
Asia ex-China
3%
3%
4%
11%
49%
12%
18%

US$ 3.9 bn
in dividends & Interest on Capital paid in 2024

17 of 30 dams
Decharacterized as of December 31, 2024

US$ 0.4 bn
Disbursed on share buybacks in 2024

Workforce of
64 thousand
direct employees in 2024

Vale Worldwide: Located in 19 countries

Global Distribution:

% of workforce


North America
Asia
5%
5%
Brazil
90%


Northern System
Carajás
Ponta da Madeira Port (PDM)
Southeastern System
Iron Quadrangle
Tubarão Port
Iron Quadrangle
Itaguaí Port (CPBS) and Guaíba Port (TIG)
Southern System
Brazil


Netherlands
Saudi Arabia
UK
Switzerland
USA
6 underground mines
Canada
Japan
China²
U.A.E.
India
Oman
Indonesia
Malaysia
Singapore
Peru
Brazil
Chile
Argentina¹
Australia
Exploration
Joint Venture
Offices
Headquarter
Operation
Port
Railroad
Mega Hub

Note: As of June 2025. [1] The Argentina office was closed on December 31, 2024. [2] We have agreements with 14 ports in China that provide blending services to Vale.

VALE

Diversified shareholder base and strong governance

Shareholder structure

Novo Mercado
B3's highest corporate governance segment.

Stock Exchanges
B3 (Brazil) – VALE3
NYSE (ADR) – VALE

Vale's shareholder composition

Apr 2025


Others
Shareholders with 5% or more of the total capital
Treasury
6.0%
Previ
8.7%
Mitsui&Co
6.3%
Blackrock
5.3%
73.7%
Others

Best governance practices

- Majority independent BoD
- All BoD members are non-executive directors
- Chairman and Vice-Chairman are elected by shareholders
- Audit and Risks Committee entirely composed of independent Board members.
- Lead Independent Director role
- Nominating Committee defines BoD nominees

Note: Previ is a shareholder of Litel Participações S.A. (Litel) and Litela Participações S.A. (Litela), which were part of Vale's former control group. Blackrock is reported considering Schedule 13F, filed with the SEC on Feb 15, 2025, and Bradesco's database estimate on December 31, 2024. Treasury: position held by the companies MBR S.A., Vale Holdings B.V. and Vale S.A. The number of shares is presented based on the information contained in the share books of Vale.

VALE

Corporate Governance

Board of Directors[1]

13 Members	**8 (62%)** Independent Members	**2.7 years** Average Tenure
3 Women	**4** Racially/ethnically diverse	**4** Non Brazilians

Executive Board

CEO
Gustavo Pimenta

- Finance & IR EVP — Marcelo Bacci
- IO Operations EVP — Carlos Medeiros
- Commercial and New Business EVP — Rogério Nogueira
- Technical EVP — Rafael Bittar
- People EVP — Catia Porto
- Corporate and External Affairs EVP — Alexandre D'Ambrosio
- Sustainability EVP — Camilla Lott (Acting)

Click here to access the full information about Vale's Board of Directors and Executive Board. [1] The data takes into account the composition of the Board of Directors on May 7th, 2025.

VALE

Our journey



1942
Vale do Rio Doce was founded



1956
Tubarão port inauguration

1967
Carajás discovery



1969
First pellet production

1985
1st ore produced at Carajás and inauguration of the Carajás Railway (EFC)

1997


CVRD's privatization

2006
INCO acquisition



2009
CVRD rebranding to VALE

Our journey

2010 — Oman operations start-up



2011 — Portfolio: divesting the aluminum business



2015 — Samarco's dam collapse

2016 — S11D operations start-up

2017 — Governance: Migration to the Novo Mercado

VALE
B3 LISTED NM

2018 — Portfolio: divesting the fertilizer business

2019 — Portfolio: divesting the manganese business and Brumadinho's dam collapse

2021 — Portfolio: divesting the coal business

2023 — Briquette operations start up and Base Metals Carve-out



2024 — Vargem Grande and Capanema project start-ups




Superior Portfolio
Vale 2030
Trusted Partner
Performance Driven

Vale Today

A focused company with two unique and irreplicable businesses

Iron Ore Solutions

Energy Transition Metals

VALE

About Vale

Iron Ore Solutions

Energy Transition Metals

Our Strategy

Capital Allocation

ESG

From the Mines to the Customers


Mineral Exploration and Projects
Geology and Mine Planning
Mine Operation
Mineral Processing
Pelletizing
Railroad Logistics
Port Logistics
Shipping Logistics
Blending and Distribution Centers
Sales and Marketing Planning
Products and Quality
Iron Ore for the Steel Industry



Vale's main iron ore products

VALE

Iron ore fines

Carajás fines	- 65% Fe - Low contaminants (silica, alumina and others) - Mined from the Northern System
Brazilian Blend Fines	- 62% Fe - Low-alumina - Produced from blending Carajás and high-silica fines
High-silica fines	- High-sílica iron ore, typically used for blending - Flexible product, with concentration optionality - Mined from the Southern and Southeastern Systems

Agglomerates

Direct Reduction pellets	- Agglomerates for direct charge in Direct Reduction Furnaces
Blast Furnace pellets	- Agglomerates for direct charge in Blast Furnaces
Briquettes NEW *Developed by Vale*	- Same application as pellets in BF and DR furnaces - Lower CO_2 emissions compared to pellet production - Commercial production ramping-up

VALE

Vale operates three iron ore production systems in Brazil, which include mines, processing plants, railways and port facilities


Ponta da Madeira Port (PDM) - São Luís - MA
Northern System
PA
EFC
MA
Southeastern System
MG
EFVM
MRS
ES
RJ
Tubarão Port - Vitoria - ES
Itaguaí Port (CPBS) - RJ
Guaíba Port (TIG) - RJ
Southern System

Brazilian States:

MA = Maranhão
PA = Pará
MG = Minas Gerais
ES = Espírito Santo
RJ = Rio de Janeiro

Vale operates three iron ore production systems in Brazil

Northern System


Carajás National Forest
Serra Norte
Serra Leste
Serra Sul

- 3 mining complexes
- EFC – 997 km railway
- 5 berths (3 Valemax berths)

Southeastern System


Cauê
Minas do Meio
Conceição
Itabira Complex
EFVM
Belo Horizonte
Brucutu
Água Limpa
Minas Centrais Complex
MRS
Alegria
Fazendão
Capanema
Fábrica Nova
Timbopeba
Mariana Complex

- 3 mining complexes
- EFVM – 905 km railway
- 3 berths (1 Valemax berth)

Southern System


Belo Horizonte
Mutuca
Mar Azul
Capão Xavier
Jangada
Tamanduá
Horizontes
Abóboras
Vargem Grande
Pico
Vargem Grande Complex
Paraopeba Complex
MRS
EFVM
João Pereira
Alto Bandeira
Fábrica
Segredo
Viga

- 2 mining complexes
- MRS Logistics System
- 3 berths (1 Guaibamax berth)

Note: EFC is the Carajás Railway and EFMV is the Vitória-Minas Railway. MRS is Vale's railway subsidiary.

VALE

Vale has a total of 11 pelletizing plants


São Luis

São Luis

Plant	Start-up	Cap. (Mtpy)
São Luis	2002	7.5
Total		7.5


Oman

Sohar - Oman

Plants	Start-up	Cap. (Mtpy)
1 & 2	2011	9.0
Total		9.0

Fábrica & Vargem Grande

Plants	Start-up	Cap. (Mtpy)
Fábrica	1977[2]	4.5
VGR	2009	7.0
Total		11.5


Vargem Grande


Tubarão

Tubarão

Plants	Start-up	Cap. (Mtpy)
3-8	1977-2014	31.3
Total		31.3

Total pellet production capacity

~ 59.3Mtpy[1]

[1] Installed capacity. The Fábrica Pellet Plant (4.5 Mtpy) has been inoperative since 2019
[2] Start-up of the plant at Ferteco. Incorporated by Vale in 2003

Integrated supply chain: bringing our mines closer to clients


Europe
~3 Mtpy
Oman
~12 Mtpy
~10 Mtpy
~10 Mtpy
China
~13 Mtpy
>120 Mtpy
Brazil
>125 Mtpy
~50 Mtpy
~25 Mtpy
Malaysia
Capacity (Mt)
Concentration
Blending
Agglomeration

20 blending ports world-wide, **reducing time to market**

~150 Mtpy of concentration capacity to offer an optimized portfolio

Market Leader in agglomerates (pellets and briquettes)

2024 operational performance

Iron Ore production
(Mt)



308
321
328
172
173
178
73
82
87
64
66
63
2022
2023
2024
Northern System
Southeastern System
Southern System
Oman

Agglomerates production
(Mt)



32
36
37
3
3
3
15
19
21
4
5
4
10
9
9
2022
2023
2024

Note: Including third party purchases, run-of-mine and feed for pelletizing plants.

VALE

Iron Ore business' 2024 figures

US$ 15.0 bn
Proforma EBITDA

328 Mt
Iron ore production volume

37 Mt
Pellets production volume

US$ 4.0 bi
CAPEX

21.8 US$/t
C1 cash cost ex-3rd party purchases

260 Mt
Iron ore fines sales volume

38 Mt
Pellets sales volume

Sales by destination
(iron ore fines and pellets)


Middle East
Rest of the world
Europe
Americas
2%
2%
5%
13%
China
61%
17%
Asia ex-China

55.9 US$/t
all-in costs

95.3 US$/t
Iron ore fines realized price

154.6 US$/t
Iron ore pellets realized price

VALE

About Vale

Iron Ore Solutions

Energy Transition Metals

Our Strategy

Capital Allocation

ESG

Vale Base Metals history




INCO
INCO



- **1853** – Nickel discovered in the Sudbury area
- **1902** – The International Nickel Company (INCO) is formed
- **1930** – Construction of mines, smelters, refineries and power plants
- **1968** – PT Inco Indonesia is formed to develop nickel deposits in island of Sulawesi
- **1994** – Discovery of the Voisey's Bay nickel-copper-cobalt deposit
- **1996** – Extension of Contract of Work with Indonesian Government to 2025
- **2004** – Sossego copper mine start-up
- **2006** – Vale acquires Inco
- **2011** – Start-up of nickel mines in Onça Puma (Brazil) and New Caledonia
- **2012** – Salobo I start-up
- **2014** – Start-up of Long Harbour processing plant, Salobo II, and Amendment of PTVI CoW to 2025
- **2021** – New Caledonia divestment
- **2021** – Salobo III start-up
- **2024** – Partnership Agreement with Manara Minerals for 10%

  New governance in place with a dedicated Board and Executives

VALE

Significant endowment with substantial value potential


2.6
Mt
1.3%
3.0
Mt
1.6%
2.3
Mt
1.5%
27.6
Mt
0.6%
6.6
Mt
1.4%
14.1
Mt
0.9%

Mineral Reserves & Resources[1,2,3,4]

Copper
Nickel
Bubble size: contained metal
% Average metal grade


Nickel
Poly metallic
Copper

[1] As per Vale Form 20-F on December 31, 2023. [2] Reflecting total resources (reserves + resources, including inferred). [3] Mineral Resources are not mineral reserves and do not have demonstrated economic viability at this time. [4] Figures refer to VBM's ownership (33.9% of PTVI, 80% of Hu'u and 100% of the Canadian and Brazilian assets).

VALE

Operations are located in attractive mining jurisdictions

Brazil



- **One of the premier mining jurisdictions globally** – major global supplier of iron ore, copper, nickel and gold, among other metals
- **Highly skilled** work force availability
- **Stable mining jurisdiction** with solid regulatory background
- **Clean energy availability**
- **Access to local infrastructure** of Vale S.A operations

Canada



- **Premier mining district globally**
- Consistently ranked **among the most favorable mining sector jurisdictions** for investment attractiveness
- **Highly skilled** work force availability
- Ready access to **high-quality regional infrastructure**
- In close proximity to **North American manufacturing hubs**
- **Clean energy availability**

A global flowsheet to produce the right product mix


Mining
Concentrating
Smelting
Refining
Products
Nickel
Copper
Cobalt
Sulphide ore bodies
Laterite ore bodies
Copper ore bodies
Voisey's Bay
Thompson[1]
(under review)
Sudbury[2]
Onça Puma
Sossego
Salobo
Voisey's Bay mill
Thompson mill
Clarabelle Mill
Sossego mill
Salobo mill
Copper Cliff smelter
Matte processing
External feed
Onça Puma smelter & refinery
Long Harbour refinery
Sudbury (CCNR) refinery
PCR
Clydach refinery
Class 1
Electrolytic rounds
(>99.9% Ni)
Pellet, disc, & chips
(>99.9% Ni)
Pellet, Disc, Chips & Powders
(>99.9% Ni)
Class 2
Ferronickel
(~25-45% Ni)
EW Cu Cathode
(99.9% Cu)
Cu Concentrate
(27.5-32.5% Cu)
Cu MK
(70-72% Cu)
EW Cu Cathode
(>99.9% Cu)
Cu concentrate
(27-34% Cu)
Cu concentrate
(26-34% Cu)
Cu concentrate
(35-42% Cu)
Electrolytic rounds
(>99.9% Co)
Electrolytic rounds
(>99.9% Co)

[1] Including T1 and T3 mines [2] Including Coleman, Copper Cliff, Creighton, Garson and Totten mines.



VALE

2024 operational performance

Copper production
(kt)



253
327
348
171
247
265
82
79
83
2022
2023
2024

- Salobo III ramp-up

Nickel production
(kt)



Brazil
Canada
Indonesia
3rd party feed
179
165
160
73
60
66
64
64
35
24
17
14
18
24
45
2022
2023
2024

- Voisey's Bay underground mine transition

Advancing our project pipeline

VALE





Cu **~700kt**
LT volumes (2035)

Ni **~210-250kt**
LT volumes (2030+)

ETM business' 2024 figures

US$ 1.5 bi Proforma EBITDA	**348 kt** Copper production volume	**160 kt** Nickel production volume	**US$ 2.0 bi** CAPEX
2,616 US$/t Copper all-in costs[1]	**327 kt** Copper sales volume	**160 kt** Nickel sales volume	
15,420 US$/t Nickel all-in costs[1]	**8,811 US$/t** Copper realized price	**17,078 US$/t** Nickel realized price	

Revenue by destination
(Copper and Nickel)


Others
28%
46%
Europe
13%
China
13%
USA

[1] Includes sustaining

VALE

About Vale

Iron Ore Solutions

Energy Transition Metals

Our Strategy

Capital Allocation

ESG

Vale 2030:

A trusted partner with the most competitive and resilient portfolio


Superior Portfolio
Vale 2030
Trusted Partner
Performance Driven

- Delivering a high quality, and flexible iron ore portfolio
- Focusing on customer-oriented solutions
- Accelerating copper growth
- Cultivating institutional relationships
- Generating a positive impact for people and nature
- Ensuring greater trust through increased transparency
- Reference in safety and operational excellence
- Securing competitiveness through a talent-driven and agile company
- Fostering innovation and digital solutions

VALE

Safety first

Iron Ore Market

Growth projects

Energy Transition Metals Transformation


VALE

Safety is our core value

TRIFR[1] 1.1
Industry leader

Solid progress in 2024

+4 dams
Decharacterized, completing 57% of the program

+5 dams
Removed from emergency level

Sul Superior
Lowered from level 3 to level 2

+1 dam removed from emergency level **in 1H25**

[1] Total Recordable Injury Frequency Rate

Becoming a benchmark in Safety

High-potential recordable injuries (N2)[1] *(unit)*


57
20
-65%
2019
2024

Total recordable injury frequency rate *(TRIFR)[2]*


3.5
1.1
-68%
2019
2024

TRIFR[2] comparison against major peers (2023)

Source: International Council on Mining and Metals - ICMM


2020
2023
2.0
1.1
2.1
1.8
1.8
1.9
2.7
2.2
3.2
4.6
Vale
Peer 1
Peer 2
Peer 3
Peer 4

[1] Absences, restrictions and medical treatments resulting from events with a high potential for harm. [2] Total injuries, medical treatment injuries and occupational illnesses, multiplied by one million hours and divided by the exposure hours.

VALE

Progressing on dam safety

Upstream Dam Decharacterization Program


Complete
Ongoing
+57%
17
5
8
30
2019-2024
2025-27
2029+
Total

~US$ 5.0 billion program
(~$2.2 bn[3] already invested)

Dams at emergency level[1]


Level 3
Level 2
Level 1
35
4
7
24
-63%
14
1
4
9
-74%
13
1
4
8
9
4
5
2020[2]
2024
1H25
2025e

No dams at level 3 by 2025

Geotechnical Monitoring Center (Nova Lima, Minas Gerais, Brazil)

[1]Dams include geotechnical facilities dedicated to mining processes [2] Considering the highest number of structures at emergency level, in 2020. [3]As of March 2025.

New way to operate to reduce tailings and the use of dams

4 filtration plants in operation

US$ 2.5 bn invested

Circular mining approach


Filtration Plant, Cauê


Sand stockpile , Brucutu site

Embracing circularity and creating new business models

Production[1]
(Mt Iron ore)



12.7
30+
2024
2030 (potential)

- *De-risking production plan*
- *Clearing licensed operational areas*
- *-5% CO_2 emissions vs. standard operations[2]*

Waste-to-value program

Tailings reprocessing — **Gelado:** Producing high-quality pellet feed by reprocessing 37+ years of tailings at Serra Norte

Waste processing — **Serrinha:** high-Fe waste processing to produce iron ore and efficiently eliminate structures

Coproducts — **Block factory and sustainable sand & cement:** Creating coproducts from waste and transforming tailings into viable high-quality products

[1] Already included in Vale's production plan, including fines and ROM. [2] Average emission reduction for program initiatives.

Safety first

Iron Ore Market

Growth projects

Energy Transition
Metals Transformation

VALE

Steel demand is backed by secular trends

Steel production by region (Mt)



~1,910
~1,940
~2,100
~2,350
~1,020
~1,010
~970
~940
2024
2025
2030
2040
China
India
MENA¹
SEA²
Others

Steel drivers

- Urbanization and steel intensity
- Population & economic growth
- Energy Transition
- Reshoring

[1] Middle East and North Africa. [2] Southeast Asia.

Iron ore demand to hold steady in the coming years

Seaborne iron ore demand (Mt)


~1,550
-145
120
20
~1,545
2024
China
SEA, MENA & India
Others
2030

China

Soft decline in seaborne demand ongoing, but still at a high level

Gradual rise of scrap consumption

SEA, MENA and India

SEA: new blast furnaces start-up, demanding seaborne iron ore

MENA: growing demand for direct reduction feed and agglomerates

India: slight increase in seaborne demand

Supply challenges are consistently underestimated

Seaborne iron ore supply (Mt)


~1,600
~320
~150
~365
~1,495
~1,545
2024
Depletion¹
Operations w/ costs >US$90/t²
Projects w/ an incentive price <$90/t³
2030 (supply at US$90/t)
2030 (demand)

Volume and quality depletion

Complex licensing processes

Higher incentive prices for replacement projects

[1] Assuming an average annual depletion rate of ~3%, meaning an average Life of Mine (LOM) of 30 years based on the current supply. [2] Including Chinese ores. [3] Including greenfield projects and replacement projects.

Adjusting the portfolio for value optimization alongside the decarbonization journey

Phase 1

Traditional steelmaking routes

Adjusting our porfolio for the market reality and decarbonization pace

Portfolio optimization

Phase 2

New steelmaking routes

Developing solutions that provide supply security for new steelmaking processes

Portfolio re-design

Decarbonization journey

Part of the upstream steelmaking chain will relocate to regions with cost-competitive energy

Decarbonization trend

Typical mining and steel chains

Brazil | Europe, Asia

Mining	Concentration	Pelletizing	Reduction (BF/DR)	Steelmaking
Vale	Vale	Vale	Client	Client

New chain configuration with Mega Hubs

Brazil | Mega Hubs | Europe, Asia

Mining	Concentration	Briquetting	Reduction (DR)	Steelmaking
Vale	Vale	Client	Client	Client

Miners need to provide supply security and solutions to new steelmaking processes

VALE

The Mega Hub business model is designed for faster implementation and capital efficiency

Agreements signed for studies in 5 countries[1]

In advanced discussions with **7** customers, with 2 FIDs in 2025

Locking-in potential demand of **30+** Mt of DR feed in the next decade

Asset-light business model

Concentration plants 4.5 Mtpy	*Partnerships for fast and cost-efficient implementation using a tolling model*
Briquetting plants 3.75 Mtpy	*Partnerships with customers that may invest in and operate, reducing Vale's capital requirements*
DRI/HBI Plants 2.5 Mtpy	*Customer's investment*

[1] Oman, Saudi Arabia, UAE, US and Brazil.

Optimizing our portfolio in response to market needs

Market dynamics (prices and premiums) require **different strategies**

Quality specs should be adjusted according to market scenarios

Portfolio decisions should be centered on **value optimization**

Vale's flexible portfolio strategy


Iron ore price
High
Low
Maximize production
Prioritize high-grade products
Prioritize low-cost products
Optimize high-grade portfolio
Low
High
Steel margins

VALE

Filling the supply-demand gap for agglomerates

Pellets and briquettes production (Mt)


60-70
Direct reduction agglomerates
45-50
38-42
37
Blast furnace agglomerates
2024
2025
2026
2030

The share of DR agglomerates will grow as the industry shifts to the direct reduction route

Increasing feed availability

- Production plan adjustments
- Minas-Rio offtake
- New Sohar concentration plant
- Mega Hub concentration plants

New agglomeration plants

- Ramp-up of the Tubarão plants
- US briquette plant
- Mega Hub briquette plants

Delivering a flexible and superior portfolio

- Iron ore supply will require a price above US$ 90/t to match demand
- Vale will focus on portfolio and supply chain flexibility to maximize value
- We are partnering with clients to decarbonize ironmaking through the Mega Hubs strategy



VALE

Safety first

Iron Ore Market

Growth projects

Energy Transition
Metals Transformation

Project pipeline

Legend: Iron Ore | Nickel | Copper

	2023–2026 (approved projects)			2027 onwards		
Iron Ore Solutions	Briquettes Tubarão 6 Mtpy 4Q23 ✓	Capanema 15 Mtpy Nov24 ✓	Serra Sul 20 Mtpy 2H26	Itabira mines expansion	New briquette plants	S11C
	VGR1 revamp 15 Mtpy (sustaining) Sep24 ✓	Compact crushing 50 Mtpy (sustaining)	N3 6 Mtpy (sustaining)	Mega Hubs	N1/N2	Alemão
ETM	Onça Puma 2nd furnace 12–15 Mtpy	VBME 45 ktpy (sustaining) ✓		Hu'u	Victor	North and South Hub
				Nickel Sulphate Plant	CCM 3&4	CCM Pit

VALE

Novo Carajás: unique mineral endowment


North
East
4Alfa
Copaiba
Salobo
Leila
Paulo Afonso
AN34
Cururu
Osasco
Salobo
Gameleira Norte
Furnas
Serra Leste (SL1)
Itacaiunas
Breves
PGG
Alemão
Alemão
Onça Puma
Itacaré
Serra Norte (N4)
N5
Serra Norte
Serra Sul
Estrela
Bacaba
Visconde
Cristalino '88
Cristalino
118
Borrachudo
Barão
Pium
Sossego
South

10% of global iron ore seaborne market

Unique iron ore and copper endowments, with significant growth potential

5.2 bn tons @ 65.2% Fe

1.2 bn tons @ 0.62% Cu

Positioning Brazil as a key player in critical minerals and a leader in decarbonization

Investment (2025-2030) of

R$ 70 billion

Scaling up operational performance

- Management model implementation bearing fruit
- Strategic projects to expand iron ore production and quality
- Accelerating initiatives to take our operations to the next level

Iron ore production (Mt)


328
325–335
340–360
~360
2024
2025
2026
2030

VALE

Safety first

Iron Ore Market

Growth projects

Energy Transition Metals Transformation

VALE

A standalone organization...

Successful business Carve-out

- Seamless transition from Vale SA
- New governance in place with a dedicated Board and Executives
- Deal closed with Manara Minerals
- Building a tailored strategy and corporate support structures

...but there is still work to be done

PTVI divestment completed

- Security of land package
- Securing PTVI's long-term license to operate
- VBM will maintain Ni matte offtake
- Joint governance structure enabling continued stability of operations

...to determine our long-term value proposition and focal points

1st phase of the Asset Review concluded

- Comprehensive assessment of operational sites and projects
- Findings will be embedded into the business processes and plans
- Key focus on operational stability and realization of resource potential

...significant value potential recognized in resources and assets

In 2023–24, an asset review was performed to identify and unlock VBM's full potential...


Voisey's Bay & Long Harbour
Thompson
Under review
Sudbury
Salobo
Sossego
Onça Puma
Clydach
Matsusaka

Key Levers...

- Resource Endowment
- Mining Methods
- Asset Management
- Flowsheet Optimization
- Project Development

… and a roadmap has been developed for each asset



Voisey's Bay
Mine & mill potential

Thompson
Ultramafics potential
Under review

Sudbury
Mine capability & processing utilization

Hu'u
De-risk

Salobo
Redefine production based on the full potential of the asset

Sossego
Maximize production while addressing mine plan

Onça Puma
Stability & growth

Carajás
Alemão project optimization

COPPER | NICKEL | POLYMETALLIC | GROWTH

Unlocking Salobo copper potential



A long-life, expandable, world-class asset

Mine & mill productivity

- Ramp-up of Salobo 3 and stability of feed grades
- Higher equipement utilization rate

Brownfield expansion options

- Coarse particle flotation: 20-30+ ktpy
- Salobo 3 ½: 20 ktpy

Resource potential

- Potential to add significant resources through additional in-depth drilling
- Enables further extending the life of the asset – design and optimization

Sossego life extension

Mine plan review

- Additional ore from Sequeirinho pit, offsetting mine depletion
- Increase in mine equipment productivity

Bacaba licensing

- Public hearings held in October
- Construction License is expected to be granted in the coming months
- Start-up expected in 2028
- ~60 ktpy of copper – replacement of Sossego mines

Fill the mill

- Development of near mine deposits to maximize ore to mill
- 1st deposit: 8-20 ktpy

Sudbury "fill the mill"



Ore milled
Mtpy
4.3
~5.5
~7
2024
2025
2027

From 2024 to 2027

40% decrease in unit costs

after by-products

~30% increase in copper production

Short-term payback projects

- Low CAPEX projects that add lower grade ore tons

Mining strategy

- Change in cut-off grades and extraction strategies
- Increase in mine development to support an increase in production and lower costs

Clarabelle mill expansion

- Debottleneck to process more mine production

Continued ramp-up of VBME

VALE

Start-up of Eastern Deeps

The bulk material handling system has successfully commenced operations

Full ramp-up of VBME project expected by 2026

~45 ktpy nickel; ~20ktpy copper; 2.6 ktpy cobalt

~15% reduction in unit costs after by products from 2024 to 2026



Improving competitiveness in nickel

Nickel production – ktpy


160
PTVI
~153 kt
ex-PTVI
160-175
5-15
10-15
0-5
175-210
20-25
0-15
210-250
2024
2025
VBME ramp-up
Onça Puma Furnace 2
Other
2026
Sudbury fill the mill
Downstream maximization
2030

Fixed cost dilution

- Unlock own-sourced tons in Sudbury
- Conclude the Voisey's Bay transition
- Deliver the Onça Puma second furnace

Maximize downstream utilization

- Additional own-sourced ore
- 3rd-party feed, according to market conditions

Unlocking copper tons from current assets

Copper production – ktpy


348
340-370
350-380
30-50
15-25
20-30
5-15
420-500
+70-120 kt from 2026-30
2024
2025
2026
Salobo
Sossego
Canada
Alemão start-up
2030

Sossego mine replacement

- Bacaba start-up expected in 2028
- Working on mine productivity to offset depletion
- Additional tons from smaller deposits to fill the mill

Brownfield expansion options at Salobo

- Increase in plant productivity through feed stability
- Increase plant capacity through brownfield options

Alemão

- Start-up expected in 2030
- Capacity: 60-70 ktpy of copper; 105 kozpy of gold in copper concentrates

VALE



Fast-tracking copper growth

Creating the right pathway for accelerated expansion

Carajás basin compares relatively well to large Andean deposits


Copper Mineral Reserves & Resources
Cu grade – %
1.0
0.8
0.6
0.4
0.2
1
2
3
4
5
6
7
8
Resources & Reserves – Bt
Vale's Carajas basin[1]
Large Andeans (incl. Chile)[2]
Size: Copper contained in Reserves & Resources

> 20 Mt copper contained at competitive grades

0.63% Cu vs. 0.46% industry average

Bulk logistics infrastructure

mine-railway-port

Resource potential

for further project development

[1] Comprises current Carajás Basin resources including Salobo, Sossego, Alemão and Paulo Afonso deposits, as of December 31, 2023, as per Vale Form 20-F. [2] Refers to deposits with more than 10 Mt of contained copper, comprising Collahuasi, Escondida, El Teniente, Quebrada Blanca, Cerro Verde, Los Bronces (including underground), Toquepala, El Abra, Andina, Los Pelambres, Radomiro Tomic, Nueva Union, Chuquicamata, Centinela and Quellaveco.
Source: Vale and S&P Capital IQ

Accelerating copper growth in Carajás



Salobo Hub
Reserva Biológica do Tapirapé
Floresta Nacional do Tapirapéaquiri
Salobo
North Hub
Paulo Afonso
Vila Paulo Fonteles
Serra Pelada
Parauapebas
Eldorado dos Carajás
Alemão Hub
XIKRIN DO RIO CATETE
South Hub
Sossego
Canaã dos Carajás
Ourilândia do Norte
0km
20km
155

South Hub
anticipate the development of existing projects

North Hub
accelerate the development of Paulo Afonso

Small deposits
advance projects through accretive partnerships

Bringing projects forward


2028
2029
2030
2031
2032
2033
2034
2035+
South Hub
North Hub
Small deposits

Cristalino[1]	118 Project[1]	Paulo Afonso	Small deposits
60–70 ktpy	60–70 ktpy	70–100 ktpy	35–45 ktpy
LOM: ~20 Years	LOM: ~10 Years	LOM: ~20 Years	LOM: 5–10 Years

Note: LOM as known as life of mine
[1] Additional plant capacity supported by 118 and/or Cristalino

Potential to accelerate copper production

Copper production – ktpy


420–500
Current plan 2030
Ramp-up of Alemão and brownfield initiatives
70–100
Paulo Afonso
North Hub
60–70
Additional plant capacity supported by 118 and/or Cristalino
South Hub
35–45
Small deposits
~700
Accelerated growth
Accelerated strategy

Target to achieve new plan capacity before

2035

Copper ambition enablers

Exploration Drilling and R&D

- Advance on drilling and scoping studies
- Define deposits suitable for partnership strategy
- Accelerate the engineering development

Processing capacity

- Develop additional processing capacity

Licensing

- Obtain license & permits on time for all projects


Nickel
Poly
metallic
Copper

Copper

Baseline of
420-500 ktpy by 2030

Accelerate copper growth in the Carajás region

Polymetallic

Pursue additional copper tons...

...while contributing to all-in cost reductions

Nickel

Stable production at
210-250 ktpy by 2030

Pursue a competitive business through-the-cycle

VALE

About Vale

Iron Ore Solutions

Energy Transition Metals

Our Strategy

Capital Allocation

ESG

VALE

Securing cost discipline through the efficiency program

Fixed spending – Iron Ore Solutions (US$ bn)[1]


6.3
2023
-0.1
FX and inflation[2]
0.2
New assets and new way to operate
-0.3
Efficiency program
6.1
2024
-0.1
FX and inflation[3]
0.4
New assets and new way to operate
-0.5
Efficiency program
6.0
2025
Increasing adherence to the production plan

Cost Efficiency Program

- Accelerated cost savings
- Optimization of purchase specifications
- Digital solutions for a leaner organization
- Continued overhead efficiency

[1] Assuming BRL FX @5.28 in 2024 and @5.50 in 2025. [2] Including FX (US$ -0.3 bn) and inflation (US$ 0.2 bn). [3] Including FX (US$ -0.2 bn) and inflation (US$ 0.1 bn).

Costs have gone up across the iron ore industry in the past years

Peers' C1 cash cost (US$/t)[1]


12.9
17.7
19.2
14.1
19.3
18.2
13.3
21.5
23.0
2018 2023 2024
Peer 1
2018 2023 2024
Peer 2
2018 2023 2024
Peer 3

Vale's C1 cash cost (US$/t)[1]


13.1
2.0
1.6
5.3
1.0
-1.7
0.5
21.8
2018
FX and inflation
Geological inflation
New way to operate
Lower volumes and mix
Efficiency initiatives
Others
2024

[1] Iron ore fines C1 cash cost – ex. 3rd-party purchases (US$/t). [2] Considers the net effect of FX (US$ -3.7/t) and inflation (US$ 5.7/t) between 2018 and 2024.

VALE

Our goal is to deliver C1 in the US$ 18–19.5/t range by 2030

Vale's C1 cash cost, nominal terms (US$/t)[1]


22.3
21.8
20.5–22
<20
18.0–19.5
2023
2024
2025
2026
2030
Controllable effects
~US$ -5/t
21.8
1.5
0.7
-3.1
-2.0
18.0–19.5
2024
FX and inflation [2]
Geological inflation
Efficiency program
Higher volumes and mix
2030

[1] Iron ore fines C1 cash cost – ex. 3rd-party purchase (US$/t). Considering BRL@5.50 for 2025, 2026 and 2030. [2] Considering an annual inflation rate of ~3% for Vale's average basket and an exchange rate of BRL 5.50 to USD in 2030 (real terms), adjusted for long-term inflation differentials between US and Brazil.

Competitiveness through the cycle

Costs guidance (US$/t)[1]

		2024	2025	2026	Main assumptions for 2026
Iron ore	C1	21.8	20.5–22	< 20	Higher volumes and fixed cost dilution; Efficiency program; Better portfolio mix[2]
	All-in	55.9	53–57	50–54	
Copper[3]	All-in	2,616	2,800–3,300	3,200–3,700	Asset review initiatives in place; Postponed Bacaba start-up and Sossego depletion; Lower grades at Salobo
Nickel	All-in	15,420	14,000–15,500	12,500–14,000	Asset review initiatives in place; VBME ramp-up and decrease in 3rd-party purchases; Portfolio optimization

[1] Assuming BRL FX @5.50 in 2025 and 2026. [2] Considering all-in premium of US$ 3-4/t in 2025 and US$ 4-6/t in 2026.
[3] Considering the gold prices of US$ 2,470/tr. oz. for 2024, US$ 2,485/tr. oz. for 2025 and US$ 2,211/tr. oz. for 2026

Stable capex while balancing accretive growth

CAPEX (US$ bn)


6.0
~5.9
5.9
Growth
1.5
~1.6
~2.0
Energy Transition Metals
Sustaining
4.5
~4.3
~3.9
Iron Ore Solutions
2024
2025
Business breakdown

Controlled and efficient capex to sustain production

Assets optimization

Accretive growth opportunities

VALE

Performing on our commitments

Expected cash disbursement schedule (US$ bn)[1, 2]

Included in Expanded net debt: Brumadinho agreements, Samarco agreement

	2025	2026	2027	2028	2029	2030	'31-35 Avg.	
Brumadinho agreements[3]	0.8	0.7	0.4	0.2	0.2	0.2	0.2	75% of Reparation Agreement completed by Dec/24
Samarco agreement[4]	1.9	1.0	0.6	0.4	0.3	0.2	-	Considering Samarco will fully fund the reparation from 2031 onwards
Decharacterization[5]	0.5	0.5	0.4	0.2	0.2	0.2	0.2	Stable cash outlays
Incurred expenses	0.4	0.3	0.3	0.2	0.2	0.2	0.2	Gradual reduction throughout the years
Total	3.6	2.5	1.7	1.0	0.9	0.8	0.6	

[1] Estimated cash outflow for 2024-2035 period, given BRL-USD exchange rates of 5.7422 and amounts stated in real terms. [2] Amounts stated without discount to present value, net of judicial deposits and inflation adjustments.
[3] Disbursements related to the Integral Reparation Agreement ending in 2031. [4] Includes estimates of Samarco's contribution to the Mariana settlement. [5] Estimated annual average cash flow for Decharacterization provisions in the 2028-2035 period is US$ 232 million per year.

VALE

Comfortable with our current expanded net debt target

Expanded net debt (US$ bn)


Expanded net debt target range
US$ 20 bn
US$ 10 bn
16.2
4.0
12.2
0.1
2.1
3.8
18.2
Gross debt and leases
Cash, cash equivalents and short-term investments
Net debt
Currency swaps
Brumadinho provisions
Samarco & Renova Foundation provisions
Expanded net debt

Disciplined capital allocation

- Current target will continue to guide the company in the next cycle
- Remaining committed to our dividend policy
- Extraordinary dividends subject to cash generation and expanded net debt

Note: as of 1Q25.

VALE

Disciplined approach to capital allocation

Balancing growth and shareholder returns

Investments
- Efficient capex execution
- The right limits for growth
- Solid returns through-the-cycle

Shareholder returns
- Adequate risk-adjusted shareholder remuneration
- Dividends and buybacks

Balance sheet
- Strong liquidity
- Target leverage to consider challenging moments in the cycle

VALE

About Vale

Iron Ore Solutions

Energy Transition Metals

Our Strategy

Capital Allocation

ESG

VALE

Rebuilding trust with society

Reparations

Based on Six Principles[1]

- Public apology
- Restitution
- Rehabilitation
- Compensation (economic & noneconomic)
- Sanctions (legal & administrative)
- Measures for non-repetition

Main Actions

- Emergency Works
- Indemnification Payments
- Projects (infrastructure, socioeconomic, environmental)
- Resettlement & Evacuated Regions

Regain the social license to operate

We are still learning

Active listening | Empathy | Humility | Taking responsibility | On-the-ground presence

[1] Based on the UN Basic Principles and Guidelines on the Right to a Remedy and Reparation.

VALE

Definitive Agreement signed for Mariana: R$ 170 billion

Remediation and Compensation already disbursed

~R$ 48 billion

+ 450 thousand people compensated[2]

93% of housing solutions delivered

964k m of tailings removed

Bento Rodrigues resettlement, Mariana, Minas Gerais, Brazil)

Definitive Agreement Dec/24

(R$ billion)

~28% Complete[1]

- R$ 38 billion Pre-Agreement actions
- R$ 32 billion "To Perform" Obligations
- R$ 100 billion "To Pay" obligations

R$ 170 bn

Next Steps

- **2Q25**: 2nd Installment of Obligations "To Pay"
- **3Q25**: Submission of Environmental Recovery Plan
- **4Q25**: Liquidation of the Renova Foundation

Note: Information provided by the Renova Foundation. Learn more at www.fundacaorenova.org

[1] Data as of March 2025. [2] Including Emergency Finance payments

ESG

Brumadinho reparation progress (+R$ 63 billion)

2019	2021	2024	2026	2031
B1 dam collapse	Brumadinho Integral Reparation Agreement	75% Complete[1]	Complete 100% of the To Pay Obligations	Complete 100% of the To Do Obligations

Additional Agreements: R$ 25.4 billion

Emergency compensation, Community Centers, Parks, Water supply works and monitoring, tourism initiative, and individual compensation

R$ 18.2 billion

payments made since 2019 including R$ 3.9 billion in individual compensation to over 17,000 individuals

R$ 7.2 billion

in payments programmed for 2025-2029

Integral Reparation Agreement[2]: R$ 37.7 billion

(R$ billion)



100%
Pre-agreement actions
6.4
R$ 37.7 bn²
19.9
"To do" obligations
40%
11.4
"To pay" obligations
91%

[1] Progress considering disbursements by end 2024. [2] As per Integral Reparation Agreement settled in February 2021.

VALE

Brumadinho triggered significant changes in our ESG practices...

Climate Change
Reduce absolute GHG emissions, from Scopes 1 and 2, by 33% by 2030; Achieve zero net emissions in Scopes 1 and 2 by 2050; Reduce net Scope 3 emissions by 15% by 2035.

Energy
Consumption of 100% renewable electricity in Brazil by 2025 (achieved in 2023) and globally by 2030

Forests
Recover and protect +500,000 ha by 2030 beyond the company's borders

Atmospheric emissions
Reduce PM and SOx emissions by 16% and Nitrogen Oxide emissions by 10%.

Dams
No tailings dams in critical safety condition (emergency level 3) by 2025; Implementation of GISTM in operations by 2025; Decharacterize all upstream dams in Brazil by 2035.

Water
Reduce uptake fresh water by 10% until 2030. The goal was reached in 2021 and updated in 2023 to achieve an additional 7% reduction by 2030.

Diversity & Inclusion
26% representation of women by 2025 (achieved in 2024) and 40% of leadership positions in Brazil occupied by black employees by 2026.

Health and Safety
Zero the number of recordable high potential injuries (N2) by 2025

Resilient Communities
Support 500,000 people out of extreme poverty

Indigenous Peoples
Support indigenous communities neighboring Vale's operations in their plans in pursuit of the rights aligned to UNDRIP[1]

Social Performance
To appear in the TOP 3 of the main external evaluations; (MSCI, Dow Jones and Sustainalytics)

ESG Gaps
Close key ESG gaps against best practices by 2030

E (Environment) S (Social) G (Governance)

[1] United Nations Declaration on the Rights of Indigenous Peoples

VALE

...and we are progressing on our commitments

	Before	Now	Future
Compensation	- 100% TSR-based for long term compensation	- 25% ESG, 25% ROIC and 50% TSR on long term compensation - Safety, geotechnical teams and audit and compliance have no targets linked to production and finance	- Maintain executive compensation tied to ESG results
Climate change and energy	- Target to reduce GHG emissions intensity by 16%[2] and no Scope 3 target - 79% renewable electricity consumption globally[2]	- More ambitious targets, having reduced Scope 1 and 2 emissions by over 26% - 100% renewable in Brazil, and 84.3% globally	- Reduce 33% in Scopes 1 and 2 by 2030; - Achieve zero net Scopes 1 and 2 emissions by 2050; Reduce Scope 3 emissions by 15% by 2035; 100% renewable globally
Forests and Water	- ~850,000 ha of forest protected (2019), with 80% in Amazon - Target to reduce freshwater intake by 10%	- +218,000 ha protected and restored since 2020, totaling ~1,000,000 ha - 31% reduction in water intake achieved	- Recover and Protect +500,000 ha by 2030 - Reduce the cumulative average new water consumption by 27% by 2030
Diversity & Inclusion	- Women in the workforce: 13% - Women in senior leadership: 12% - Black employees in leadership roles[3]: 29%	- Women in the workforce: 26.5% - Women in senior leadership: 23% - Black employees in leadership roles: 37.7%	- Women in the workforce: 26% (2025) - Women in senior leadership: 26% (2026) - Black people in leadership: 40% (2026)
Health and Safety	- 57 high-potential injuries recorded - 23,000 exposures to health-hazardous agents in the workplace recorded	- 25 high-potential injuries recorded +19% - 60+% reduction achieved, with 9,000 exposures recorded	- Zero the number of recordable high potential injuries (N2) by 2025 - Eliminate all "very high" risks to health and safety
Resilient communities	- No target	- 51k people involved in 20 initiatives to tackle poverty - An additional 4 of 11 Indigenous communities engaged in developing their UNDPRI[4] plans	- Lift 500,000 people out of extreme poverty - Support all Indigenous Communities neighboring our operations to develop their UNDPRI plans

[1] Total Shareholder Return. [2] Considering a 2017 baseline. [3] Considers positions of coordinators and above, including Technical Specialists in Brazil. It considers a 2021 baseline. [4] United Nations Declaration on the Rights of Indigenous Peoples.

E (Environment) S (Social) G (Governance)

VALE

Building a people-driven organization

2019
- Cultural Diagnosis
- Review of key behaviors

2020
- Purpose definition
- Culture & VPS integration

2021
- Progress monitoring (Echoes Pulse)
- DE&I scaling up

2022
- Purpose fully linked to the strategy
- Progress monitoring continued

2023
- Sustainable mining strategy development
- Progress Measurement consolidated

Culture as a competitive advantage

Learning together

VALE

15-years improving Human Rights management practices

Global Human Rights Policy since 2009 and adherent to main multistakeholder initiatives and guidelines

Human Rights violation risks are part of Vale's Global Integrated Risk Map

100% of Vale operations have their Human rights risk assessment recorded in our global risk management system

100% of our operations in Brazil, Canada, Oman, Malaysia and Indonesia have undergone Human Rights due diligence

Mandatory Human Rights training for all employees since 2021, and contractors globally are also trained

Living Wage Program implementation, covering 100% of Vale's direct employees

Strengthening Human Rights management in the supply chain, including HRDD with critical suppliers in Brazil, Canada, and Malaysia

Commitments and Partnership on salient Human Rights issues to advance the agenda

Fighting poverty is essential to develop resilient communities...

Multidimensional Family Monitoring

- Developed by the United Nations Development Program with the Oxford Poverty and Human Development Initiative
- Multidimensional poverty measurement: network mobilization, public policies and local social initiatives
- Indicators are defined for each selected dimension, rights violation



Infrastructure
Education
Nutrition
Income
Health

Used by UNDP, World Bank and in national programs in Colombia, Chile, El Salvador, Mexico, China, Vietnam and others

Our progress:

51,000 people in urban, rural and forest areas are being benefited from ongoing concept tests

~80% of them live in the north of Brazil and in the Legal Amazon region

25 partnerships with social organizations, governments, technical cooperations for advocacy

Support the lifting of 500,000 people out of extreme poverty

... and strengthening relationships with Indigenous communities






Curso Sobre
DIREITOS DOS
POVOS INDÍGENAS
NO BRASIL

- **Implementing an engagement strategy to foster** mutual benefits and support Indigenous People's autonomy and resilience
- **Vale relinquished mining processes** on indigenous lands in Brazil
- **5 of the 11 indigenous peoples with whom Vale has relations** in Brazil are engaged to implement their plans in accordance with the rights provided for in the United Nations Declaration on the Rights of Indigenous Peoples
- **More than 90 indigenous people** from the Guajajara (Rio Pindaré Indigenous Land) and the Tupiniquim (Comboios Indigenous Land) peoples trained in indigenous rights.
- **Program to support the Entrance and permanence** of Indigenous People in University, with 140 Indigenous students supported from 47 Indigenous Lands

ESG

Leaving a positive legacy for nature and people

Vale protects **~1 million hectares**
and +600 threatened fauna and flora species


INSTITUTO TECNOLÓGICO VALE
1973
50°
49°W
6°
7°S
100 km
Forest
Canga vegetation
Water
Pasturelands
Mining area
Urban area
Protected area


INSTITUTO TECNOLÓGICO VALE
2021
50°
49°W
100 km
Forest
Canga vegetation
Water
Pasturelands
Mining area
Urban area
Protected area

VALE

Leaving a positive legacy for nature and people

A solid path to go further

Protect and recover +500,000 ha:

- Collaboration with conservation units and a REDD+ project
- Supporting agroforestry businesses for the implementation of regenerative production models
- 218,537 ha protected and recovered since 2020

Risk and opportunities management:

- TNFD early adopter
- Partnership with the 1t.org initiative
- Boosting partnerships to go beyond our target



VALE

Recognizing the climate change urgency...

Our climate change strategic goals:

Reduce scope 1 and 2 emissions by 33% by 2030

Reduce net scope 3 emissions by 15% by 2035

Net zero scope 1 and 2 emissions by 2050

100% electricity use globally from renewable sources by 2030

...and taking action

100% of electricity from **renewable** sources in **Brazil**

84% of electricity from renewable sources **globally**

~27% of 2030 scopes 1 & 2 targets **delivered**[2]

Scope 3 target: transparent and measurable **carbon footprint**

[1] Figures dated October 31, 2023. [2] Already reduce 20% of scopes 1 and 2 emissions (target 30%) delivered through the usage of electricity from renewable sources and operational improvements.

Key takeaways


Superior Portfolio
Performance Driven
Trusted Partner
Vale
2030

- Safety is our core value
- Securing cost competitiveness across all businesses, through the cycle
- Flexible iron ore portfolio to maximize value
- Fast-tracking copper growth with accretive projects
- Be a trusted partner for key stakeholders and society

VALE


We are building
an even better Vale

VALE